SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-29754

                           NOTIFICATION OF LATE FILING

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
(Check One):      [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q  [ ] Form N-SAR
                  For Period Ended:   June 30, 1998
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                  [ ] Transition  Report on Form 10-K [ ]  Transition  Report on
                  Form 10-Q [ ]  Transition  Report on Form 20-F [ ]  Transition
                  Report on Form  N-SAR [ ]  Transition  Report on Form 11-K For
                  the Transition Period Ended:__________________________

                        ===============================

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                        ===============================

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         Part I. REGISTRANT INFORMATION

         Full name of registrant: Amertranz Worldwide Holding Corp.

         Former name if applicable _____________________________________________

         112 East 25th Street
         Address of principal executive office (Street and number)

         Baltimore, Maryland 21218
         City, State and Zip Code

                        Part II. RULE 12b-25 (b) and (c)

                  If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check appropriate box).

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



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         [X]  (b)  The subject  annual  report,  semi-annual  report, transition report on Form 10-K, 20- F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]  (c)  The accountant's statement or other exhibit required by  Rule
                   12b-25(c) has been attached if applicable.

                               Part III. NARRATIVE

              State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion could not be filed within the prescribed time period. (Attached extra sheets if needed.)

On July 13, 1998, the registrant sold the assets of one of its operating subsidiaries. In connection with this action, the registrant is required to make numerous adjustments with respect to its financial statements and other information set forth in its Annual Report for the fiscal year ended June 30, 1998. The registrant has not completed all work in connection with these adjustments.

                           Part IV. OTHER INFORMATION

              (1) Name and telephone number of person to contact in regard to this notification:

          Stuart Hettleman          410               338-0127
          (Name)                   (Area Code)       (Telephone Number)

              (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

              (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

              If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reason why a reasonable estimate of the results cannot be made.

AMERTRANZ WORLDWIDE HOLDING CORP. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 1998                   By: /s/ Stuart Hettleman
                                               --------------------------
                                               Stuart Hettleman
                                               President
C70277A.198

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Amertranz Worldwide Holding Corp.
Commission File Number: 0-29754
Form 12b-25 (Notification of Late Filing)
Form 10-K for the fiscal year ended June 30, 1998

Explanation to Part IV, Item 3

The registrant's operating income for the fiscal year ended June 30, 1998 is $1,173,298, compared to an operating (loss) of ($9,239,437) for the fiscal year ended June 30, 1997. In addition, as a result of the July 13, 1998 sale of the assets of one of the registrant's operating subsidiaries, the registrant will realize a tax benefit for the registrant's fiscal year ended June 30, 1998 and will report net income of $7,403,643 for the fiscal year ended June 30, 1998, compared to a net (loss) of ($10,508,334) for the fiscal year ended June 30, 1997.

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